MONTHLY REPORT - OCTOBER, 2012

TriView Global Fund, LLC

The net asset value of a unit as of October 31, 2012 was $ 732.22,

down 2.4% from $ 749.89 per unit as of September 30, 2012.

STATEMENT OF CHANGES IN NET ASSET VALUE

Current Period Year to Date

Net Asset Value (953.521 units) at September 30, 2012 $ 715,039.79 1,796,875.21

Addition of 206.600 units on October 1, 2012 154,927.27 522,826.56

Redemption of 114.049 units on October 31, 2012 (83,508.96)   (1,210,059.27)

Net Income (Loss)  (20,503.89) (343,688.29)

Ending Net Asset Value (1,046.072 units) at October 31, 2012 $ 765,954.21 765,954.21

Net Asset Value per Unit at October 31, 2012

$

732.22

Income:

STATEMENT OF INCOME AND (LOSS)

Current Period

Year to Date

Gain (loss) on trading of commodity futures: Realized gain (loss) on closed contracts	$ (3,774.63)	(91,224.41)
Change in unrealized gain (loss) on open contracts	0.00	7,430.00
Interest income	0.00	3.04
Total: Income	(3,774.63)	(83,791.37)
Expenses: Brokerage commissions	5,958.66	127,243.33
Operating expenses	6,141.25	70,969.80
Incentive fee	0.00	0.00
Management fee	(223.20)	11,172.65
Continuing service fee	0.00	0.00
Organizational & offering expenses	4,852.55	50,511.14
Total: Expenses	16,729.26	259,896.92
Net Income (Loss) - October, 2012	$ (20,503.89)	(343,688.29)

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Prepared without audit

Michael P. Pacult, President TriView Capital Management, Inc. General Partner/CPO

TriView Global Fund, LLC

5914 North 300 West

Fremont, IN 46737     Phone: (260) 833-1306